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                                                                       Exhibit 1



                                  March 9, 1998


Administaff, Inc.
19001 Crescent Springs Drive
Kingswood, Texas 77339-3802
Attention: General Counsel

         Re: Securities Purchase Agreement dated January 27, 1998 between Administaff, Inc. and American Express Travel Related Services Company, Inc.

Ladies and Gentlemen:

         Reference is hereby made to the Securities Purchase Agreement (the "Purchase Agreement") dated January 27, 1998 between Administaff, Inc. (the "Company") and American Express Travel Related Services Company, Inc. (the "Purchaser"). Capitalized terms used herein, but not defined, will have the meanings assigned to such terms in the Purchase Agreement.

         This letter sets forth the understandings of the parties with respect to the matters set forth below:

         1. Prior to the Closing, the Board of Directors of the Company will approve, pursuant to Section 203(a)(1) of the Delaware General Corporation Law, purchases by the Purchaser made at any time prior to a Termination Event of Common Stock of the Company which may result in the Purchaser's being deemed an "interested stockholder" (as defined in the Delaware General Corporation Code) as long as such purchases are made at a time when the Purchaser's Interest is equal to or greater than the "Minimum Percentage" (as defined herein). For purposes hereof, the term "Minimum Percentage" means the greater of (i) 11.9% and (ii) the sum of (A) 11.9% plus (B) the product of X times 4.9/19.9, where "X" equals the amount, if any, by which the Purchaser's Interest (as determined at any time after the Closing Date) exceeds 15.8%, but in no event will the Minimum Percentage exceed 15%. The obligations of the Purchaser to effect the transactions contemplated by the Purchase Agreement will be subject to such approval.

         2. Section 5(f) is amended to delete the second sentence thereof and insert in lieu thereof the following:

                  "The Company has taken and will take all action necessary to assure that the Purchaser is an "exempted holder" pursuant to any shareholder rights plan or "poison pill" plan of the Company (a "Rights Plan") so long as the Purchaser's Interest does not exceed


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Administaff, Inc.
March 9, 1998
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         19.9%; provided, that if the Purchaser's Interest is reduced below
         15.8% due to dispositions of Unit Stock by the Purchaser (and not through the issuance of equity by, or any other action of, the Company), the ownership threshold up to which the Purchaser will be an "exempted holder" under a Rights Plan will be reduced to the greater of 15% and what the Purchaser's Interest would have been following such dispositions assuming that the Purchaser's Interest immediately following the Closing (and prior to any such dispositions) had been 19.9% and giving effect to such dispositions."

         3. Notwithstanding anything to the contrary in Section 9(a) of the Purchase Agreement (except that Purchaser's rights under Section 9(a) shall continue for so long as (and during any period in which) the restrictions set forth in Section 7(a) and (b) apply to the Purchaser), the number of shares of New Securities which the Purchaser shall be entitled to purchase under such
Section 9(a) shall be the number required to cause the Purchaser's Interest immediately after such issuance of New Securities to equal up to that which the Purchaser's Interest would have been immediately prior to such issuance assuming that immediately following the Closing the Purchaser's Interest had been 19.9% and giving effect to any and all dispositions and acquisitions by the Purchaser of securities of the Company before such issuance.

         4. Notwithstanding anything to the contrary in Section 9(b) of the Purchase Agreement (except that Purchaser's rights under Section 9(b) shall continue for so long as (and during any period in which) the restrictions set forth in Section 7(a) and (b) apply to the Purchaser), the amount of securities that the Purchaser shall be entitled to acquire under such Section 9(b) through open market purchases or otherwise shall be an amount up to that amount necessary to increase the Purchaser's Interest to that which it would have been immediately prior to such issuances assuming that immediately following the Closing the Purchaser's Interest had been 19.9% and giving effect to any and all acquisitions by the Purchaser of securities of the Company before the issuances and any and all dispositions by the Purchaser of securities of the Company before or after the issuances, but prior to the exercise by the Purchaser of its rights under Section 9(b).



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Administaff, Inc.
March 9, 1998
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         5.       For so long as the Purchaser has the right to elect a
Purchaser Nominee, the Company shall permit an observer, selected by he Purchaser Nominee, to attend any and all meetings of the Board of Directors of Administaff which the Purchaser Nominee attends; provided that if a majority of the Board determines to go into executive session at any time it may dismiss such observer from such session.

                                     Sincerely,

                                     American Express Travel Related Services
                                     Company, Inc.

                                     By:  /s/ Anne Busquet
                                         -----------------------------
                                         Name:  Anne Busquet
                                              ------------------------
                                         Title: President, AERS
                                               -----------------------

Accepted and agreed to:

Administaff, Inc.


By: /s/ Paul Sarvadi
   ----------------------------
   Name:  Paul Sarvadi
        -----------------------
   Title: President
         ----------------------